Mail Stop 3561
								December 27, 2005



Mr. David P. Phillips
Chief Financial Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida  33811


	Re:	Publix Super Markets, Inc.
		Form 10-K for Fiscal Year Ended December 25, 2004
Filed March 10, 2005
		Forms 10-Q for Fiscal Quarters Ended March 26, 2005,
June
25, 2005
      and September 24, 2005
      Filed May 5, 2005, August 4, 2005 and November 3, 2005
		File No. 0-00981


Dear Mr. Phillips:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 25, 2004

(1)  Summary of Significant Accounting Policies, page 31

(b)  Principals of Consolidation, page 31

1. We note that your consolidated financial statements include wholly-owned subsidiaries. We also note your disclosure on page 11 that you acquired a majority interest in Crispers. Please tell us whether your consolidated financial statements include majority owned subsidiaries. If so, please revise your accounting policy accordingly in future filings. If not, please tell us your justification in GAAP for not doing so.

(o)  Cost of Merchandise Sold, page 33

2. We note that you modified your calculation of cost of merchandise sold to improve the comparability of your gross profit to others in the food retailing industry. Please tell us the nature of the change and the effect of the change on your results of operations. In doing so tell us whether the modification related to a change in the approach, computational technique or the numbers or content of your pools. In future filings please disclose the effect of the change on results of operations, including per share data, and the reasons for omitting the cumulative effect and disclosure of pro forma amounts for prior years. Please refer to paragraph 20 of APB 20.

Controls and Procedures, page 46

3. We note your disclosure that there have been no significant changes in your internal control over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. In circumstances where you include similar disclosure in future filings, please revise to state that there were no changes in your internal control over financial reporting identified in your evaluation that occurred during your last fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c)
of Regulation S-K.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3716
with any other questions.

								Sincerely,



								Will Choi
								Branch Chief

??

??

??

??

Mr. David P. Phillips
Chief Financial Officer
December 27, 2005
page 1